UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PFM Multi-Manager Series Trust

Address of Principal Business Office:

One Keystone Plaza, Suite 300

North Front & Market Streets

Harrisburg, Pennsylvania 17101-2044

Telephone Number: (215) 567-6100

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

Telephone Number: (302) 658-7581

Copies to:

Jonathan M. Kopcsik, Esq.	David James, Esq.
Stradley Ronon Stevens & Young, LLP	State Street Bank and Trust Company
2005 Market Street	One Lincoln Street
Suite 2600	Mail Stop: SUM0703
Philadelphia, Pennsylvania 19103	Boston, Massachusetts 02111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Harrisburg and Commonwealth of Pennsylvania on the 22nd day of August, 2017.

PFM Multi-Manager Series Trust

By:	/s/ John Spagnola
Name:	John Spagnola
Title:	Sole Trustee

Attest:	/s/ Leo Karwejna
Name:	Leo Karwejna
Title:	Managing Director/CCO